November 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington DC, 20549

Attn: Stephen Kim, Staff Attorney

Re:	Venu Holding Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed October 21, 2024
File No. 333-281271

Dear Attorney Kim:

This response letter (this “Response”) is submitted on behalf of Venu Holding Corporation (the “Company”) in response to the comments the Company received from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Roth, dated November 5, 2024 (the “ Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on October 21, 2024. The Company is concurrently submitting a third amendment to the Registration Statement (“Amendment No. 3”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 3.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 2 to Registration Statement on Form S-1 filed October 21, 2024 Risk Factors, page 12

1.	We note your response to prior comment 10, including that the communications specified in such comment have been removed from your website. Please add a risk factor that explains how you have historically marketed the exempt offerings of membership interests of your subsidiaries and describes the risks, including those related to potential rescission rights, if the communications and language used to market those financings are deemed to be an “offer” with respect to the IPO in violation of Section 5 of the Securities Act.

Response: In response to the Staff’s comment in Amendment No. 3 a risk factor has been added entitled: “If certain communications used to market certain exempt offerings of membership interests conducted by the Company’s subsidiaries are deemed to have been an “offer” with respect to the initial public offering being conducted by the Company in violation of Section 5 of the Securities Act, the Company may be subject to claims for rescission by investors that are participating in this offering. You should rely only on statements made in this prospectus in determining whether to purchase our shares.”

Venu’s Venues

The Sunset Amphitheater - Colorado Springs, Colorado, page 66

2.	Please supplement your discussion of the Ford Amphitheater to summarize in a single location the rights that all relevant investors and third parties, including investors in your subsidiaries, the prospective holders of beneficial interests in the Delaware Statutory Trust that holds title to real estate underlying the amphitheater, and AEG, hold with respect to the amphitheater and revenues, profits, rents, and/or other amounts associated therewith. Identify the material contracts that relate to each arrangement. In this regard, we note various sections where the rights of investors and other third parties with respect to Ford Amphitheater are disclosed (e.g., discussion of “rental profit” distributions to Class B members of The Sunset Amphitheater LLC and “base rent payment” distributions to holders of beneficial interests in Notes CS I, DST at page 72), but it is unclear how these agreements and investment arrangements operate together to determine how the various revenue streams associated with the project are to be distributed. In this summary, please include a description of the purpose and material terms of the Operations Sublease Agreements and Operations Lease Agreements and amendments thereto on file as Exhibits 10.35, 10.49, 10.50, and 10.51, as we are unable to locate discussion of them elsewhere in the filing and it is unclear what relationship you have with party thereto “Notes Live Foundation.”

Response: In response to the Staff’s comment, on page 72 of Amendment 3 disclosure has been added summarizing the rights of investors and third parties related to the Ford Amphitheater. That summary disclosure includes summary disclosure regarding the operations lease and operations sublease, and also identifies Venu as being the sole member of Notes Live Foundation.

Notes to Consolidated Financial Statements

Note 11 - Warrants, page F-48

3.	We note your response to prior comment 6. Please address the following:

●	For all periods, disclose the employee’s requisite service period. Refer to ASC 718-10-50-2a.

Response: The Company acknowledges the Staff’s comment and in Amendment No. 3 has added the employee’s requisite service period on page F-48 as follows: “These warrants are required to be measured at fair value on the grant date, and they are expensed over the requisite service period, generally over a 4 or 5-year period.”

●	Explain why the changes to the weighted average grant date fair values for fiscal year 2022 and 2023 have had no impact on the expense recognized.

Response: The Company acknowledges the Staff’s comment and notes that the warrants are fair valued on the date of grant. The weighted average grant date fair values therefore are not updated each year. As these are equity classified, not liability classified warrants, the changes in the valuation or the inputs into the Black Scholes model will not create a change in the expense recognized each year. Upon the grant date valuation, the warrant values are set, and the expense is then taken over the vesting period based on this grant date fair value.

The Company notes that warrants were issued to both consultants and Board members in 2022, all of which had immediate vesting terms. These immediately vested warrants granted in 2022 did not recur in 2023. An initial review of weighted average grant date fair values for fiscal year 2022 could give the appearance that the 2023 weighted average grant date fair values have gone up in 2023 and give rise to an assumption that the expense would increase in a linear manner. However, due to the immediate vesting of certain warrants in 2022 which result in expense to the Company in 2022, the overall increase in expense between 2022 and 2023 is not necessarily linear. The expense recognized is determined based on the grant date fair value and taken over the vesting period, which in 2022 included several immediately vested warrants, unlike 2023 which have higher fair values on their grant date, but, are expensed over longer terms.

Management also notes that due to an incorrect calculation previously identified and corrected, the weighted average grant date fair value data provided with the Staff has been revised, along with the weighted average exercise prices; however, the expense included in the financials was accurate as there were no formula errors in the grant date fair values or the expected terms. As such, the expense schedule was appropriate, and no changes are required. From a disclosure standpoint, the weighted average figures included in the Registration Statement are correct.

●	Disclose the method used to estimate volatility and tell us how you determined that the comparable companies utilized were reasonable. Refer to ASC 718-10-55-25 and 55-37.

Response: The Company acknowledges the Staff’s comment and, in Amendment 3 has updated the disclosure on page F-48 to clarify that the volatility is an assumption which is made as an input to the Black-Scholes model, and it is a subjective assumption, not a historical assumption, as the Company does not have sufficient stock history to use its own historical volatility. That revised disclosure reads as follows: “The fair value of the warrants is measured on the grant date using a Black-Scholes-Merton pricing model, which includes assumptions that are derived from external data (such as risk-free rate of interest), and assumptions which are subjective (such as the volatility factor, expected dividend rate, and expected term).”

The Company based its about future volatility on the average volatilities of similar entities for an appropriate period. This appropriate period is based on the expected term of the various warrants being valued. Management exercised judgment in selecting a method to estimate expected volatility, and ultimately determined that it would be most appropriate to base its expected volatility assumptions on the average volatilities of similar public entities.

For purposes of identifying entities that are comparable to the anticipated volatility of the Company, management considered various characteristics. Given the unique nature of the Company’s operations, management was not able to identify peers that align with all the characteristics of the Company’s operations. After considering various factors, the Company selected peers primarily based on industry and business (these selections include both full-service restaurants and live entertainment and event venues given the nature of Venu’s products). Management acknowledges that not all factors of the peer operations align with those of the Company, however, the Company believes the blended nature of the volatility of the selected peers is representative of the expected volatility of the Company’s share value.

General

4.	We continue to evaluate your responses to prior comment 7 and comment 27 in our comment letter dated September 3, 2024. To assist in our assessment, please provide additional detail as to how and when it was decided that the resale offering would consist of 9,949,018 shares and how the shareholders participating in the resale offering were decided upon. In this regard, you state that, “...the Company did not afford any shareholders preferential treatment or exclude any particular shareholders with respect to the Resale Prospectus,” but it appears that only roughly 450 of the 569 shareholders you disclose as holding shares of common stock at page 98 are participating. Explain the basis on which those shareholders were selected. Additionally, we note your statement that the registration of the resale offering will “help the Company meet and continue to satisfy certain listing standards of the NYSE American, including the aggregate market value of its publicly held shares.”

Explain whether and why the resale offering must be nearly ten times the size of the IPO for these listing standards to be met. For example, it appears that 2,535,748 shares held by CEO and affiliate JW Roth are being registered for resale but presumably will not count towards meeting public float requirements. Lastly, please provide further detail on why the underwriter believes it will be able to facilitate the creation of a public market in your securities, despite the availability of shares that significantly exceed the size of the IPO and are not subject to lock-up or leak-out restrictions that the selling shareholders may sell into the market soon after trading commences. Your response letter dated September 19, 2024 notes that you and the underwriter “expect that the leak-out restrictions in place will allow for sufficient public float and provide flexibility for the Selling Shareholders while preventing excessive supply of shares to the market, which may cause fluctuations in the market price of the Company’s common stock,” but this does not take into consideration that the resale shares are not subject to lock-up or leak-out restrictions.

Response: The Company has elected to not include the resale offering as part of the Registration Statement. In Amendment No. 3 all resale shares have been removed together with the references to the resale offering.

* * *

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 3. If you have any questions, please contact the undersigned at (414) 488-7321 or PWaltz@dykema.com.

Dykema Gossett pllc

Peter F. Waltz

cc:	JW Roth (Venu Holding Corporation)